14048280

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45081

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Woori Investment & Securities America, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 West 45th Street, Suite 3010
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sejong LLP
(Name – *if individual, state last, first, middle name*)

2050 Center Avenue, Suite 415	Fort Lee	NJ	07024
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

[redacted]

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Won Kyu Lee, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Woori Investment & Securities America, Inc., a wholly-owned subsidiary of Woori Investment & Securities Co., Ltd., as of and for the year ended December 31, 2013, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

2/26/14

Signature Date

President

Title

Notary Public

KELLY E. HAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01HA6041969
Qualified in Queens County
My Commission Expires May 15, 20 14

Woori Investment & Securities America, Inc.

(A Wholly Owned Subsidiary of
Woori Investment & Securities Co., Ltd.)

Statement of Financial Condition

December 31, 2013

(With Report of Independent Registered Public Accounting Firm Thereon)

sejong LLP
integrity·trust·professionalism
2050 Center Avenue Suite 415 Fort Lee, NJ 07024 T. 201.606.2260 | F. 212.695.1969
www.sejongLLP.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Woori Investment & Securities America, Inc.:

We have audited the accompanying statement of financial condition of Woori Investment & Securities America, Inc. (the Company), (a wholly owned subsidiary of Woori Investment & Securities Co., Ltd.), as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Woori Investment & Securities America, Inc. as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

SEJONG LLP

Fort Lee, New Jersey
February 26, 2014

Woori Investment & Securities America, Inc.
(A Wholly Owned Subsidiary of
Woori Investment & Securities Co., Ltd.)

Statement of Financial Condition

December 31, 2013

Assets

Cash	$	9,474
Certificates of deposit		4,225,988
Commissions receivable from Parent		47,481
Accrued interest receivable		14,701
Prepaid taxes		375,503
Fixed assets, at cost, less accumulated depreciation and amortization of $ 457,171		63,391
Other assets		523,966
Total assets	$	5,260,504

Liabilities and Stockholder's Equity

Liabilities:		
Accrued expenses and other liabilities	$	127,213
Total liabilities		127,213
Commitment		
Stockholder's equity:		
Common stock, par value $0.01 par share. Authorized 3,000 shares; issued and outstanding 300 shares		3
Additional paid-in capital		9,999,997
Accumulated deficit		(4,866,709)
Total stockholder's equity		5,133,291
Total liabilities and stockholder's equity	$	5,260,504

See accompanying notes to financial statements.

Woori Investment & Securities America, Inc.
(A Wholly Owned Subsidiary of
Woori Investment & Securities Co., Ltd.)

Notes to Statement of Financial Condition

December 31, 2013

1. Description of Business

Woori Investment & Securities America, Inc. (the "Company") was incorporated on June 18, 1992 under the laws of the State of Delaware to conduct a securities business in the United States of America. The Company, a wholly owned subsidiary of Woori Investment & Securities Co., Ltd. (the Parent), a Korean corporation, is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company changed its fiscal year from March 31 to December 31.

The Company acts as an agent for customers in the purchase and sale of Korean and U.S. securities. The Company executes and clears Korean securities trades through the Parent. U.S. securities trades clear through a third party clearing broker. These trades are settled on a delivery versus payment basis.

Accordingly, the Company does not carry customers' accounts and does not receive, deliver, or hold cash or securities in connection with such transactions. The Company claims exemption from SEC Rule 15c3-3 under Paragraph (k)(2)(i).

2. Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the statement of financial condition during the reporting period. Actual results could differ from those estimates.

(b) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(c) Fixed Assets

Fixed assets are stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line method over the estimated useful lives of the respective asset, ranging from five to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of their useful lives or terms of their related leases.

3. Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934. Such rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness", as defined, exceeds 15 times its "net capital", as defined. Under such rule, and the related rules of FINRA, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1, and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

At December 31, 2013, the Company had a minimum net capital requirement of $100,000, whereas it had net capital of $660,680 which exceeded the minimum requirement by $560,680. The Company's percentage of aggregate indebtedness to net capital was 19.25%.

4. Fixed Assets

Fixed assets, at cost, at December 31, 2013 are summarized as follows:

Equipment	$	110,816
Furniture and fixtures		160,931
Leasehold improvements		248,815
		520,562
Less accumulated depreciation and amortization		457,171
	$	63,391

5. Income Taxes

The tax effects of temporary differences that give rise to the deferred tax assets at December 31, 2013 are as follows:

Deferred tax assets (liabilities):	
Net operating loss carryforwards	557,983
Deferred rent	14,047
Fixed assets	80,249
Charitable contributions	2,042
Unrealized gain	(4,380)
Total gross deferred tax assets	649,941
Less valuation allowance	649,941
Net deferred tax assets	$ -

The net change in the valuation allowance for the nine months ended December 31, 2013 was an increase of approximately $294,000. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the company will not realize the benefits of these deductible differences. Accordingly, deferred tax assets have been reduced by a valuation allowance.

At December 31, 2013, the Company had net operating loss carryforwards available for federal income tax purpose of approximately $1,136,000 which expire in various years through December 31, 2033. The Company also has net operating loss carryforwards for states and local tax purposes amounting to approximately $2,417,000 at December 31, 2013, which expire in various years through December 31, 2033.

FASB ASC 740-10, *Income Taxes*, requires the Company to determine whether it is more likely than not that a tax position will be sustained upon examination by the applicable tax authority based on technical merits of the position. Management has analyzed the tax positions taken by the Company and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. New York State and New York City are where the Company is subject to state and local income taxes. The Company remains subject to examination for the nine months ended December 31, 2013 and for fiscal years ended March 31, 2013, 2012, and 2011 for the federal, states, and local jurisdictions.

6. Related Party Transactions

The Company executes and clears Korean securities through the Parent. Commissions on Korean securities transactions for customers are collected by the Parent directly from the customers and remitted periodically to the Company. Related commissions receivable from the Parent as of December 31, 2013 amounted to approximately $47,000.

7. Commitment

As of December 31, 2013, the Company was obligated under noncancelable operating lease contract for its office space, which expires in February 2017. The office lease contains a rent escalation clause for increases in property taxes and wage over base rate, and provisions for payments for maintenance and certain other operating costs.

The future minimum lease payments under the noncancelable operating lease contract as of December 31, 2013 are as follows:

Year ending December 31:		Amount
2014	$	221,000
2015		224,000
2016		228,000
2017		38,000
	$	711,000

8. Off-Balance-Sheet Risk

The Company clears securities transactions on behalf of customers through its clearing brokers. In connection with these activities, customers' unsettled trades may expose the Company to off-balance-sheet credit risk in the event customers are unable to fulfill their contracted obligations. There were no customers' unsettled trades at December 31, 2013. The Company seeks to control the risk associated with its customer activities by monitoring the creditworthiness of its customers.

9. Concentrations of Credit Risk

Concentrations of credit risk that arise from financial instruments (whether on or off balance sheet) exist for group of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. There were no significant concentrations of credit risk at December 31, 2013. The Company seeks to control its credit risk and the potential for risk concentration through a variety of reporting and control procedures.

10. Subsequent Events

The Company has evaluated subsequent events from the date of the statement of financial condition through February 26, 2014, the date at which the financial statements were available to be issued, and determined that there were no other items which requires accounting for or disclosure in the statement of financial condition.